Western Copper and Gold Corporation
(An exploration stage company)

Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

(Expressed in Canadian dollars)

Responsibility for Financial Reporting

The accompanying consolidated financial statements of Western Copper and Gold Corporation (the “Company”) have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management has developed and maintains a system of internal control to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the consolidated financial statements and ensures that management discharges its financial reporting responsibilities. The Board’s review is accomplished primarily through the Audit Committee, which is composed of non-executive directors. The Audit Committee meets periodically with management and the auditors to review financial reporting and control matters.

The Company’s independent auditors, PricewaterhouseCoopers LLP, have audited the Company’s consolidated financial statements on behalf of the shareholders and their report follows.

/s/ Paul West-Sells	/s/ Julien François

Paul West-Sells	Julien François
President and Chief Executive Officer	Chief Financial Officer

March 14, 2019

Vancouver, Canada

Management’s Report on Internal Control over Financial Reporting

Management of Western Copper and Gold Corporation (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities and Exchange Act of 1934, in Rule 13a-15(f) and 15d-15(f) thereunder, defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

•	Pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions of the Company;
•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the Company are made only in accordance with authorizations of management and directors of Company; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that may have a material effect on the Company’s consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements on a timely basis. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control - Integrated Framework (2013). Management also assessed the effectiveness of its disclosure controls and procedures. Based on these assessments, management concludes that the Company’s internal control over financial reporting and its disclosure controls and procedures were effective as of December 31, 2018.

/s/ Paul West-Sells	/s/ Julien François

Paul West-Sells	Julien François
President and Chief Executive Officer	Chief Financial Officer

March 14, 2019

Vancouver, Canada

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Western Copper and Gold Corporation

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Western Copper and Gold Corporation and its subsidiaries (together, the Company) as of December 31, 2018 and 2017, and the related consolidated statements of loss and comprehensive loss, cash flows and changes in shareholders’ equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
March 14, 2019

We have served as the Company's auditor since 2006

Western Copper and Gold Corporation
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED BALANCE SHEETS

		December 31, 2018	December 31, 2017
	Note	$	$
ASSETS

Cash and cash equivalents		3,026,385	395,370
Short-term investments	4	1,505,161	3,704,131
Marketable securities	5	252,200	285,700
Other assets		159,188	173,857
CURRENT ASSETS		4,942,934	4,559,058

Exploration and evaluation assets	6	41,946,079	40,650,547

ASSETS		46,889,013	45,209,605

LIABILITIES

Accounts payable and accrued liabilities		602,206	672,532

CURRENT LIABILITIES		602,206	672,532

SHAREHOLDERS’ EQUITY

Share capital	7	111,891,213	108,021,796
Contributed surplus		33,484,162	32,747,685
Deficit		(99,088,568)	(96,232,408)

SHAREHOLDERS’ EQUITY		46,286,807	44,537,073

LIABILITIES AND SHAREHOLDERS’ EQUITY		46,889,013	45,209,605

Approved by the Board of Directors

/s/ Robert Gayton	Director	/s/ Klaus Zeitler	Director

The accompanying notes are an integral part of these consolidated financial statements	- 5 -

Western Copper and Gold Corporation
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the year ended December 31,		2018	2017
	Note	$	$

Filing and regulatory fees		206,506	185,345
Office and administration		262,325	230,451
Professional fees		90,921	103,801
Rent and utilities		112,626	112,259
Share-based payments	9, 10	574,974	319,103
Shareholder communication and travel		561,067	514,565
Wages and benefits	10	1,093,404	1,067,084

CORPORATE EXPENSES		2,901,823	2,532,608

Foreign exchange loss		4,421	6,909
Interest income		(83,584)	(46,728)
Unrealized loss on marketable securities		33,500	168,800

LOSS AND COMPREHENSIVE LOSS		2,856,160	2,661,589

Basic and diluted loss per share		0.03	0.03

Weighted average number of common shares outstanding		99,886,747	95,856,191

The accompanying notes are an integral part of these consolidated financial statements	- 6 -

Western Copper and Gold Corporation
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31,		2018	2017
		$	$
Cash flows provided by (used in)	Note

OPERATING ACTIVITIES
Loss and comprehensive loss		(2,856,160)	(2,661,589)

ITEMS NOT AFFECTING CASH
Share-based payments		574,974	319,103
Unrealized loss on marketable securities		33,500	168,800
		608,474	487,903
Change in non-cash working capital items	11	120,156	(110,544)

OPERATING ACTIVITIES		(2,127,530)	(2,284,230)

FINANCING ACTIVITIES

Private placement proceeds	7	3,340,826	-
Private placement issuance costs	7	(152,825)	-
Exercise of stock options	8	732,500	1,433,333

FINANCING ACTIVITIES		3,920,501	1,433,333

INVESTING ACTIVITIES
Redemption of short-term investments		2,186,861	2,413,139
Mineral property expenditures		(1,348,817)	(1,778,562)

INVESTING ACTIVITIES		838,044	634,577

CHANGE IN CASH AND CASH EQUIVALENTS		2,631,015	(216,320)

Cash and cash equivalents – Beginning		395,370	611,690

CASH AND CASH EQUIVALENTS - ENDING		3,026,385	395,370

The accompanying notes are an integral part of these consolidated financial statements	- 7 -

Western Copper and Gold Corporation
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of	Share	Contributed	Deficit	Shareholders’
	Shares	Capital	Surplus		Equity
		$	$	$	$

DECEMBER 31, 2016	94,965,602	105,963,093	32,984,958	(93,570,819)	45,377,232

Exercise of stock options	1,688,333	1,433,333	-	-	1,433,333
Transfer of stock option value	-	625,370	(625,370)	-	-
Share-based payments	-	-	388,097	-	388,097
Loss and comprehensive loss	-	-	-	(2,661,589)	(2,661,589)

DECEMBER 31, 2017	96,653,935	108,021,796	32,747,685	(96,232,408)	44,537,073

Private Placement (note 7b)
Gross proceeds	2,905,066	3,340,826	-	-	3,340,826
Issuance costs	-	(152,825)	-	-	(152,825)
Allocation of warrant value	-	(319,000)	319,000	-	-
Exercise of stock options	1,225,000	732,500	-	-	732,500
Transfer of stock option value	-	267,916	(267,916)	-	-
Share-based payments	-	-	685,393	-	685,393
Loss and comprehensive loss	-	-	-	(2,856,160)	(2,856,160)

DECEMBER 31, 2018	100,784,001	111,891,213	33,484,162	(99,088,568)	46,286,807

The accompanying notes are an integral part of these consolidated financial statements	- 8 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Western Copper and Gold Corporation (together with its subsidiaries, “Western” or the “Company”) is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada (the “Casino Project”).

The Company is incorporated in British Columbia, Canada. Its head office is located at 15th Floor – 1040 West Georgia Street, Vancouver, British Columbia.

The Company will need to raise additional funds to complete the development of the Casino Project. While Western has been successful in raising sufficient capital to fund its operations in the past, there can be no assurance that it will be able to do so in the future.

2.	BASIS OF PRESENTATION

a.	Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial statements are prepared under the historical cost convention.

These financial statements were approved for issue by the Company’s board of directors on March 14, 2019.

b.	Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required. Where an impairment test is required, calculating the estimated recoverable amount of the cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated recoverable reserves or resources, estimated future commodity prices, expected future operating and capital costs, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

3.	ACCOUNTING POLICIES

a.	Change in accounting policy

Effective January 1, 2018, the Company adopted the requirements of IFRS 9 - Financial Instruments (“IFRS 9”). IFRS 9 replaces IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. The change had no impact on the carrying value of the Company’s financial instruments on the transition date.

b.	Summary of significant accounting policies

The Company’s principal accounting policies are outlined below:

(i)	Basis of consolidation

The Company consolidates an entity when it has power over that entity, is exposed, or has rights, to variable returns from its involvement with that entity and has the ability to affect those returns through its power over that entity. The financial statements of other entities (e.g. subsidiaries) are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant intercompany transactions and balances are eliminated.

The consolidated financial statements of the Company include Western Copper and Gold Corp., Casino Mining Corp., and Ravenwolf Resource Group Ltd.

(ii)	Presentation currency

The Company’s presentation currency is the Canadian dollar (“$”). The functional currency of Western and its significant subsidiaries is the Canadian dollar.

(iii)	Foreign currency translation

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (“foreign currencies”) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in the statement of loss.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

(iv)	Share-based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. The fair value of stock options granted by the Company is treated as compensation costs in accordance with IFRS 2 - Share-based Payments. The fair value of such awards is calculated using the Black-Scholes option pricing model. These costs are charged to the statement of loss or, if appropriate, are capitalized to exploration and evaluation assets over the stock option vesting period with an offsetting entry to contributed surplus. The Company’s allocation of share-based payments is consistent with its treatment of other types of compensation for each recipient.

If the stock options are exercised, the value attributable to the stock options is transferred to share capital.

(v)	Income taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the statement of loss.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to the previous year.

Deferred taxes are recorded using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (i.e. timing differences). Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of loss in the period that the substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

(vi)	Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed in the same way as basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of all stock options and warrants, if dilutive.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

(vii)	Long-lived assets

1.	Exploration and evaluation assets

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are capitalized on an individual property basis until the property is put into production, sold, abandoned, or determined to be impaired. Administration costs and general exploration costs are expensed as incurred. When a property is placed into commercial production, deferred costs will be depleted using the units-of-production method.

The Company classifies its mineral properties as exploration and evaluation assets until technical feasibility and commercial viability of extracting a mineral resource are demonstrable. At this point, the exploration and evaluation assets are transferred to property and equipment. The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as the extent of established mineral reserves, the results of feasibility and technical evaluations, and the status of mining leases or permits.

Proceeds received from the sale of royalties, tax credits, or government assistance programs are recognized as a reduction in the carrying value of the related asset when the money is more likely than not to be received. If the applicable property has been written- off, the amount received is recorded as a credit in the statement of loss in the period in which the payment is more likely than not to be received.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

2.	Impairment

The Company’s assets are reviewed for indication of impairment at each balance sheet date. If any such indication exists, an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs of disposal and value in use (“VIU”). If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in the statement of loss.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.

VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is normally assessed at the level of cash-generating units, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

3.	Reversal of impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

(viii)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

(ix)	Short-term investments

Short-term investments are investments with an original maturity date greater than three months, but no more than one year from the date of acquisition.

(x)	Financial instruments

1.	Classification and measurement

Financial instruments are recognized when the Company becomes party to a contractual obligation. At initial recognition, the Company classifies its financial instruments as one the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”), or at amortized cost according to the financial instruments’ contractual cash flow characteristics and the business models under which they are held.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company’s intent is to hold these financial assets in order to collect contractual cash flows and the contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.

Financial assets are measured at FVTOCI if they are held for the collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest. The Company initially recognizes these financial assets at their fair value with subsequent changes to fair values recognized in OCI. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to the statement of loss.

Financial assets are measured at FVTPL if they do not qualify as financial assets at amortized cost or FVTOCI. The Company initially recognizes these financial assets at their fair value with subsequent changes to fair values recognized in the statement of loss.

Financial liabilities are measured at amortised cost unless they are required to be measured at FVTPL.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

Until December 31, 2017, the Company classified its financial instruments as loans and receivables, financial assets at FVTPL and other financial liabilities in accordance with IAS 39.

Effective January 1, 2018, the Company classifies its financial instruments as follows:

Financial assets/liabilities	Classification
Cash and cash equivalents	Amortized cost
Short-term investments	Amortized cost
Marketable securities	FVTPL
Other assets	Amortized cost
Accounts payable and accrued liabilities	Amortized cost

2.	Impairment of financial assets

At each reporting date, the Company assesses the expected credit loss associated with its financial assets carried at amortized cost and FVTOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Allowances are recognized as impairment gains or losses on the statement of loss.

3.	Derecognition

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership. Financial liabilities are derecognized when, and only when, the Company’s obligations are discharged, cancelled or they expire.

(xi)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

c.	Recent accounting pronouncements

IFRS 16 - Leases is a new standard that will be effective for annual periods beginning January 1, 2019. It has not been applied in preparing these consolidated financial statements.

IFRS 16 specifies how an issuer will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less, or the underlying asset has an insignificant value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

The Company does not expect the adoption of IFRS 16 to have a significant impact on its financial statements for the year ended December 31, 2019 because it does not have any material leases.

4.	SHORT-TERM INVESTMENTS

As at December 31, 2018, the Company had $1,505,161 (December 31, 2017 - $3,704,131) invested in Canadian dollar denominated guaranteed investment certificates, including accrued interest of $5,161 (December 31, 2017 - $17,270).

5.	MARKETABLE SECURITIES

As at December 31, 2018, the Company held marketable securities with an aggregate market value of $252,200 (December 31, 2017 - $285,700), consisting of 2.5 million common shares of NorthIsle Copper and Gold Inc. with a market value of $237,500 (December 31, 2017 - $250,000) and 420,000 common shares of Copper North Mining Corp. with a market value of $14,700 (December 31, 2017 - $35,700).

6.	EXPLORATION AND EVALUATION ASSETS

a.	Casino (100% - Yukon, Canada)

The Company’s only exploration and evaluation asset is the wholly-owned Casino Project. The Casino Project, a large copper-gold porphyry deposit, is located in Yukon, Canada.

All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty on the future sale of any metals and minerals derived therefrom.

As part of a separate agreement, Western is required to make a payment of $1 million upon making a production decision on the Casino Project.

b.	Exploration and evaluation expenditures

$

DECEMBER 31, 2016	38,722,318

Claims maintenance	10,605
Engineering	183,165
Permitting	1,317,578
Salary and wages	347,887
Share-based payments	68,994

DECEMBER 31, 2017	40,650,547

Claims maintenance	11,445
Engineering	213,630
Permitting	594,423
Salary and wages	365,615
Share-based payments	110,419

DECEMBER 31, 2018	41,946,079

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

7.	SHARE CAPITAL

a.	Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

b.	Financing

On February 8, 2018, Western issued 2,905,066 units at a price of $1.15 per unit for aggregate gross proceeds of $3,340,826. Each unit consisted of one common share and half of a non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $1.75 until February 8, 2020. Issuance costs related to the financing totaled $152,825.

The fair value assigned to the warrants was calculated using the Black-Scholes option pricing model and the following inputs and assumptions:

Warrants issued	1,452,533
Exercise price	$1.75
Market price	$1.10
Expected term (years)	2.0
Expected share price volatility	63.8%
Average risk-free interest rate	1.83%
Expected dividend yield	-

FAIR VALUE ASSIGNED	$319,000

8.	WARRANTS AND STOCK OPTIONS

a.	Warrants

The Company issued 1,452,533 warrants on February 8, 2018. All outstanding warrants have an exercise price of $1.75 and a remaining contractual life of 1.11 years.

	Number of	Weighted average
	warrants	exercise price
		$
DECEMBER 31, 2017	-	-

Issued	1,452,533	1.75

DECEMBER 31, 2018	1,452,533	1.75

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

b.	Stock options

Based on the Company’s stock option plan, most recently approved by the Company’s shareholders at the annual general meeting held on May 30, 2018, Western may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options must be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At December 31, 2018, the Company could issue an additional 4,878,399 stock options under the terms of the stock option plan.

A summary of the Company’s stock options outstanding and the changes for the years then ended, is presented below:

	Number of	Weighted average
	stock options	exercise price
		$
DECEMBER 31, 2016	5,971,668	0.79

Exercised	(1,688,333)	0.85

DECEMBER 31, 2017	4,283,335	0.76

Granted	2,325,000	1.20
Exercised	(1,225,000)	0.60
Forfeited	(183,334)	1.16

DECEMBER 31, 2018	5,200,001	0.98

Stock options outstanding are as follows:

Stock options outstanding,	Number of	Weighted average	Average
by exercise price	Stock options	exercise price	remaining
			contractual life
		$	years
$0.50 – 0.67	816,667	0.52	1.56
$0.88	658,334	0.88	0.53
$0.96	1,550,000	0.96	2.52
$1.20	2,175,000	1.20	4.14

DECEMBER 31, 2018	5,200,001	0.98	2.80

Of the total stock options outstanding, 3,025,001 were vested and exercisable at December 31, 2018. The weighted average exercise price of vested stock options is $0.82 and the average remaining contractual life is 1.83 years.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

9.	SHARE-BASED PAYMENTS

The following is a summary of the fair value assigned to stock options granted by the Company in 2018. The fair value was calculated at the time of grant using the Black-Scholes option pricing model and the following inputs and assumptions. The Company did not grant stock options in 2017.

Stock options granted	2,325,000
Exercise price	$1.20
Market price	$1.13
Expected option term (years)	3.0
Expected stock price volatility	59.9%
Average risk-free interest rate	1.94%
Expected forfeiture rate	-
Expected dividend yield	-

FAIR VALUE ASSIGNED	$1,038,000

10.	KEY MANAGEMENT COMPENSATION

The Company’s related parties include its directors and officers, who are the key management of the Company. The remuneration of key management was as follows:

For the year ended December 31,	2018	2017
	$	$
Salaries and director fees	830,698	827,236
Share-based payments	501,900	290,069

KEY MANAGEMENT COMPENSATION	1,332,598	1,117,305

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized in the Company’s consolidated financial statements during the years presented above.

11.	SUPPLEMENTAL CASH FLOW INFORMATION

For the year ended December 31,	2018	2017
	$	$
Change in other assets	6,069	(47,474)
Change in accrued interest	12,109	39,993
Change in accounts payable and accrued liabilities related to operations	101,978	(103,063)

CHANGE IN NON-CASH WORKING CAPITAL ITEMS	120,156	(110,544)

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

12.	SEGMENTED INFORMATION

The Company’s operations are in one segment: the acquisition, exploration, and future development of mineral resource properties. All interest income is earned in Canada and all assets are held in Canada.

13.	INCOME TAXES

a.	Rate reconciliation

The income tax expense or recovery reported by the Company differs from the amounts obtained by applying statutory rates to the loss and comprehensive loss. A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is provided below:

For the year ended December 31,	2018	2017

Statutory tax rate	27.00%	26.00%

Loss before taxes	2,856,161	2,661,589

Income tax recovery calculated at statutory rate	771,163	692,013

Non-deductible expenditures	(200,062)	(88,941)
Other	8,253	27,136
Unrecognized tax benefit	(579,354)	(630,208)

INCOME TAX	-	-

b.	Unrecognized deferred income tax asset

Future potential tax deductions that are not used to offset deferred income tax liabilities are considered to be unrecognized deferred income tax assets. The significant components of the Company’s unrecognized deferred income tax asset are as follows:

As at December 31,	2018	2017
	$	$
Mineral property interests	1,212,247	1,173,590
Non-capital losses	4,848,123	4,312,706
Property and equipment	187,968	198,165
Other items	180,194	147,184

UNRECOGNIZED DEFERRED INCOME TAX ASSET	6,428,532	5,831,645

The Company estimates that the realization of income tax benefits related to these deferred income tax assets is uncertain and cannot be considered to be probable. Accordingly, no deferred income tax asset has been recorded.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

c.	Non-capital losses

The Company has incurred non-capital losses that may be carried forward and used to reduce taxable income of future years. These losses totaled $18 million as at December 31, 2018 (2017 - $16.0 million) and will expire between 2030 and 2038.

The Company has $34.2 million in Canadian exploration and development expenditures (2017 - $32.9 million), and cumulative eligible capital and undepreciated capital cost balances totaling $1.24 million (2017 - $1.28 million). These amounts are available to reduce future taxable income and do not expire.

14.	CAPITAL MANAGEMENT

The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit. It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop mineral resource properties.

The Company monitors its cash position and its short-term investments on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives, and makes adjustments to its plans for changes in economic conditions, capital markets and the risk characteristics of the underlying assets.

To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects. There is no assurance that these initiatives will be successful.

There was no change in the Company’s approach to capital management during the year. Western has no debt and does not pay dividends. The Company is not subject to any externally imposed capital requirement.

15.	FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity, credit, and market risk from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, and accounts payable and accrued liabilities.

a.	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure that there is sufficient cash on hand to meet short- term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

b.	Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks. The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western’s maximum exposure to credit risk.

c.	Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Marketable securities are adjusted to fair value at each balance sheet date.